NEWS FROM:

C R O W N A M E R I C A N R E A L T Y T R U S T

CONTACT: Media: Christine Menna 814-536-9520 or ChrisM@crownamerican.com

Investors: Terry Stevens 814-536-9538 or TStevens@crownamerican.com

Internet: www.crownamerican.com

IMMEDIATE RELEASE: Friday, October 26, 2001

CROWN AMERICAN REALTY TRUST REPORTS

THIRD QUARTER FFO PER SHARE OF $0.31

REAFFIRMS PREVIOUS 2001 FFO ESTIMATE OF $1.33 TO $1.37 PER SHARE

Johnstown, Pa. - Crown American Realty Trust (NYSE:CWN), a real estate investment trust, today announced financial results and operating information for the third quarter and for the nine months ended September 30, 2001. The Board of Trustees also declared regular quarterly dividends on its common and senior preferred shares.

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"Funds from Operations ("FFO") per share for third quarter of 2001 was $0.31, flat with the third quarter of 2000 and $0.01 better than consensus estimates," stated Company Chairman, CEO and President, Mark E. Pasquerilla. "Third quarter FFO was down by $0.01 compared to the second quarter of 2001, but the second quarter included $0.02 in lease buyout income versus no buyout income in the third quarter. Same center NOI increased marginally during the quarter compared to year ago levels. The trends we saw in prior quarters have continued this quarter, which include softening core performance as a result of the slowing economy, offset by lower interest rates and tight cost controls over general and administrative costs. Despite all the current challenges, we continue to believe that full year FFO for 2001 may range from $1.33 to $1.37 per share.

"While we can certainly appreciate the uncertainty of the present climate, we believe there is a disconnect between our Company's present valuation and its near term prospects. Since the September 11 attacks, traffic in our malls has only been down about 1%, and has been far less impacted than the NRTI index (a national mall traffic index based on over 200 malls) which is down about 6% during this period. Furthermore, our mall shop comp sales for the third quarter rose 0.7%, reversing the negative trend in the second quarter. Mall shop occupancy also rose 1% from June 30 to September 30. Our malls seem to be quite resilient in these challenging times.

"In the two weeks following the terrorist attacks on September 11, consumer traffic in our malls declined almost 4%, as measured by our people counter technology, but by the end of September traffic had returned to the pre-attack trends we had seen earlier in the year, which were very marginal declines compared to year ago levels. Our mall traffic results continue to exceed the NRTI index. For the first nine months, our traffic was down only 0.8% compared to a 2.5% decline of the NRTI index, and for the period from September 9 to October 20, our mall traffic was down 1.2% compared to a 6.2% decline of the NRTI index. Despite a marginal 1.6% decline in mall traffic for the third quarter, our comp mall shop sales still rose in the third quarter by 0.7%.

"Our malls are the social centers in middle market communities. They do not sell a lot of luxury goods. They do not cater to tourists or people visiting resorts. In fact, to the degree that families defer travel and vacation plans and stay closer to home, we believe there is more opportunity for our malls to capture a greater portion of consumers' disposable income that may have been spent on travel.

"Mall shop occupancy at September 30 was 85%, the same as the third quarter of 2000 and up 1% from June 30, 2001. Strong leasing activity in the third quarter of 2001 was able to offset the concentration of closings and tenant bankruptcies we experienced in the second quarter. This quarter we leased 209,000 square feet of mall shop space at rates that will produce $5.0 million in annual rental revenues, an 11% increase from the third quarter of 2000. For the year-to-date, base rents on new and renewal leases averaged $23.43 per foot compared to $20.17 per foot for tenants that closed or renewed, an uplift of 16.2%. Average mall shop base rent per square increased for the 32nd consecutive quarter to $19.76 per square foot, up 3% versus a year ago. Net effective rent on new leases signed in the first nine months of 2001 was $20.91 per foot versus $17.73 per foot during the same period last year. Comparable mall shop sales for the first nine months of 2001 were $172.42 per square foot, a 1.3% increase over the first nine months of last year. Our mall shop tenants' occupancy cost percentage at September 30, 2001 was 9.8%, which is low by industry standards and a positive indicator our malls are affordable for tenants.

"Looking ahead to the holiday season and 2002, uncertainty may be the theme of the season. While the potential negative impacts on the economy and the retail industry arising from the September 11 attacks have been well discussed in the press, declines in energy prices and interest rates, the effects of the economic stimulus package, and consumer spending potentially shifting from travel to spending at local malls may present a more positive climate for industry growth in 2002. Regarding our portfolio specifically, we expect to experience high tenant closings in the first half of 2002 as tenants such as National Record Mart and Dollar Zone may liquidate and vacate the portfolio. Our success will depend on how quickly we are able to re-lease spaces from the high level of closings we experienced in the second quarter of this year and those we anticipate in the first half of 2002. Pressure on same center NOI growth should be mitigated by a lower interest rate environment. Despite our conservative posture regarding 2002 operations, we still believe marginal FFO growth over 2001 remains quite possible. We believe that FFO per share for 2002 can range from $1.33 to $1.43, assuming we have no mall acquisitions or dispositions and also assuming no major disruptions to the current economic environment.

Pasquerilla concluded, "In these difficult and uncertain times, we are managing the Company in a conservative posture, and we will proactively anticipate and respond to challenges and opportunities. We have no major capital spending projects planned and our 2002 debt maturities have improved with the extension of two loans that we completed in October. Since 1998 we have reduced our gross general and administrative spending by approximately $5.0 million, or 25%, and we continue to control our spending levels. Our common shares have produced a 44% total return year to date in 2001, which is among the highest of all REITs, yet we believe our common shares remain undervalued. Compared to the regional mall peer company average, Crown's FFO multiple is quite low and our dividend yield is high. So we continue to believe that Crown can offer continued strong financial returns to investors."

Dividend Information

The Board of Trustees declared a regular quarterly dividend of $.2100 per common share and $1.375 per senior preferred share. Both dividends are payable on December 21, 2001 to shareholders of record on December 10, 2001.

Financial Information - Third Quarter and Nine Months

For the quarter ended September 30, 2001, the Company reports that Funds from Operations (FFO) before allocations to minority interest and to preferred dividends was $14.6 million, or even with the third quarter of 2000. FFO allocable to common shares was $8.1 million, or $0.31 per common share, again even with the third quarter of 2000. The number of properties in the portfolio was the same in both quarters.

FFO before allocations to minority interest and to preferred dividends for the third quarter compared to last year was impacted by the following factors.

  $0.4 million increase in mall shop base and percentage rents as a result of higher average rental rates on both new and renewal leases;
  $0.2 million of lower general and administrative expenses arising primarily from lower gross spending levels;
  $0.6 million of lower interest expense primarily as a result of lower rates on variable - rate debt;
  $0.3 million in higher straight-line rents;
  $0.4 million in higher property operating costs, net of recoveries;
  $0.3 million in lower gain on outparcel land sales;
  $0.3 million in lower temporary, seasonal, and miscellaneous mall revenues; and
  $0.5 million in lower lease buyout income.

Total revenues for the third quarter were $41.0 million, up $0.2 million or 1% from $40.8 million in the third quarter of 2000. The Company reported net income of $0.5 million for the third quarter of 2001 versus net income of $0.2 million in the same quarter of 2000. After deducting preferred dividends, there was a net loss applicable to common shares of $2.9 million in the third quarter of 2001, or $0.11 per share, compared to a net loss of $3.2 million in the third quarter of 2000, or $0.12 per share.

For the first nine months of 2001, FFO before allocations to minority interest and to preferred dividends was $45.2 million, or $0.97 per share, as compared to $43.4 million, or $0.92 per share for the same period of 2000. Total revenues for the first nine months of 2001 were $126.9 million compared to $122.2 million for the same period of 2000, an increase of $4.7 million, or 4%. The Company reported $0 of net income for the first nine months of 2001, compared to net income of $3.1 million for the first nine months of 2000. After deducting preferred dividends, there was a net loss applicable to common shares of $10.2 million for the first nine months of 2001, or $0.39 per share, compared to a net loss of $7.1 million for the comparable period of 2000, or $0.27 per share. Minority interest was a negative $3.8 million for the first nine months of 2001 versus a positive $0.9 million last year; this $4.7 million decrease is due to the Company having to absorb the minority partner's share of earnings net of cash distributions due to the depletion of the minority interest account on the balance sheet that occurred in the second quarter of 2000.

Operating Information
  During the third quarter of 2001, leases for 209,000 square feet of mall shops were signed resulting in $5.0 million in annual base rental income. This compares to 212,000 square feet for $4.5 million during the same period in 2000. A total of 94 leases were signed, which included 39 renewals and 55 new leases. Annualized revenues from new and renewal signed mall shop leases during the nine months were $12.7 million, compared to $13.8 million during the same period in 2000.
  For the nine months ended September 30, 2001, the average rent for mall shop leases signed was $23.43 per square foot compared with $21.78 for the same period in 2000, up 7.6%. The average rents per square foot were $24.35 for new leases and $22.03 for renewals in the first nine months of 2001, compared with $20.94 and $23.20, respectively, in 2000.
  The net effective rent (annual gross rent less the annual amortization of tenant allowances and leasing costs) for new leases signed in the third quarter was $20.37 per square foot compared to $18.17 per square foot for the third quarter of 2000, a 12.0% increase.
  The average mall shop base rent of the portfolio at September 30, 2001 was $19.76 per square foot. This is a 2.6 % increase from $19.25 per square foot at September 30, 2000, and the 32nd consecutive quarter that average mall shop base rent has increased.
  Mall shop occupancy was 85% at September 30, 2001, compared to 85% at September 30, 2000.
  Mall shop comparable sales for the nine months ended September 30, 2001 were $172.42 per square foot. This is a 1.3% increase over the $170.26 reported for the nine months ended September 30, 2000.
  Tenant occupancy costs, which is base rent, percentage rent and expense recoveries, as a percentage of mall shop sales, was 9.8% as of September 30, 2001, compared to 10.1% as of September 30, 2000.
  Temporary and promotional leasing income for the first nine months of 2001 amounted to $6.1 million, compared to $6.1 million for the same period in 2000.
  In October the Company entered into a two-year contract to manage and lease the Laurel Mall located in Laurel, MD. Laurel Mall contains 655,000 square feet of retail space and is centrally located in the Baltimore-Washington corridor. The contract is scheduled to begin in late 2001 and represents our first third party mall management and leasing contract. The Company had previously secured leasing contracts on two retail properties in North Carolina.
  On October 5, a new 25,500 square foot H&M store opened at Phillipsburg Mall, Phillipsburg, NJ. H&M management has indicated that sales to date have exceeded their internal projections. Weekend consumer traffic at Phillipsburg Mall has increased about 8% since H&M opened.

Financings

  Subsequent to September 30, 2001, the Company executed a two year extension of a $6.0 million secured bank line of credit to April 30, 2004 and a three year extension to July 2005 of a $16.0 million mortgage loan that was scheduled to mature in mid-2002. The interest rate on the bank line of credit did not change from the previous LIBOR plus 2.25%. The interest rate on the mortgage loan will change in July 2002 from a fixed rate of 7.66% to a floating rate of LIBOR plus 2.00%; annual debt service will be reduced from current levels at that time as well.

Selected financial data follows for Crown American Realty Trust for the three and nine months ended September 30, 2001. The Company's more detailed quarterly Supplemental Financial and Operational Information Package is available on our web-site (www.crownamerican.com) or by calling Investor Relations at 1-800-860-2011.

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Crown American Realty Trust through various affiliates and subsidiaries owns, acquires, operates and develops regional shopping malls in Pennsylvania, Maryland, West Virginia, Virginia, New Jersey, North Carolina, Tennessee and Georgia. The current portfolio includes 27 regional shopping malls.

This news release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on assumptions and expectations, which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. Risk and other factors that might cause differences, some of which could be material, include, but are not limited to, the geo-political environment and the current "war on terrorism," economic and credit market conditions, consumer confidence and related spending levels and trends, the ability to refinance maturing indebtedness, the impact of competition, consumer buying trends, financing and development risks, construction and lease-up delays, cost overruns, the level and volatility of interest rates, the rate of revenue increases versus expenses increases and financial stability of tenants within the retail industry, as well as other risks listed from time to time in the Company's reports filed with the Securities and Exchange Commission or otherwise publicly disseminated by the Company.